UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Wyse Earth Solutions, Inc.

(Name of Issuer)

---

701 Tillery Street #2757, Unit 12
Austin, TX 78702
https://wyseearth.com/

(Physical Address & Website of Issuer)

Delaware	**Corporation**	**August 29, 2024**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

MicroVenture Marketplace Inc.

(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive a number of securities of the issuer that is equal to two percent (2%) of the total number of securities sold by the issuer in the offering.

OFFERING INFORMATION

Crowd Notes	25,000	December 8, 2025	$25,000
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)

Yes	Issuer's discretion	$1.00	$500,000
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

_____

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 1

Fiscal Year-End
December 31, 2024

Total Assets	$ 12,904
Cash & Cash Equivalents	$ 7,161
Accounts Receivable	$ -
Short-Term Debt	$ -
Long-Term Debt	$ 52,214
Revenues/Sales	$ 972
Cost of Goods Sold	$ 39
Taxes Paid	$ -
Net Gain (Loss)	$ (39,410)

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JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

July 10, 2025

Wyse Earth Solutions, Inc.

WYSE EARTH

Regulation Crowdfunding Offering of Crowd Notes

_____

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Wyse Earth Solutions, Inc., a Delaware Corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "**Securities**"). Investors in the Securities (the "**Investors**") are sometimes referred to herein as "**Purchasers**." The Company intends to raise at least $25,000 and up to $500,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $500 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE SECURITIES". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "**Intermediary**"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Fees & Commissions [1]	Net Proceeds to Issuer
Minimum Individual Purchase Amount	$ 500	$ 25.00	$ 475.00
Aggregate Minimum Offering Amount	$ 25,000	$ 1,250	$ 23,750
Aggregate Maximum Offering Amount	$ 500,000	$ 25,000	$ 475,000

(1) Excludes escrow costs and fees to the Company's advisors, such as attorneys and accountants.

_____

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration.

The company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THIS FORM C DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC

MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C.

THIS FORM C IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

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COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

Wyse Earth Solutions, Inc.

701 Tillery Street #2757, Unit 12
Austin, TX 78702

Ke Znaku 26, 190 14,
Klanovice, Czech Republic

https://wyseearth.com/

Introduction

Wyse Earth Solutions, Inc. creates adaptogenic mushroom-infused honey products that deliver targeted wellness benefits through natural, food-based formulations. Each blend combines raw honey with clinically studied functional mushrooms and botanicals to support areas such as inflammation, immune function, detoxification, cardiovascular health, and sustained energy. The company's core product line includes five daily-use honeys—Longevity, Heartflow, Detox, Power, and Slim—each crafted to make adaptogens more approachable and enjoyable for consumers seeking alternatives to pills or powders. Wyse Earth's products are designed for versatility and ease of use, intended to integrate seamlessly into routines such as morning tea, smoothies, or snacks. In the future, the company plans to build on this foundation with additional functional food offerings aimed at simplifying wellness through familiar formats such as peanut butter and energy drinks.

History

The Company was incorporated in Delaware on August 29, 2024. The company was founded by Juraj Kocar, a wellness entrepreneur whose personal health challenges in 2012 sparked a decade-long journey into holistic living, nutrition, and functional food. That experience led him to build several purpose-driven wellness ventures before launching Wyse Earth to bring food-based adaptogenic products to a broader audience. The concept for Wyse Earth took shape through a collaboration with Daniel Fiala, founder of Supramedex, a Czech manufacturer specializing in herbal extracts and functional formulations. After the loss of his sister to cancer in 2022, Daniel developed a line of mushroom-infused honeys that combined traditional practices with modern applications. Recognizing the potential of these formulations, Juraj and Daniel partnered to bring them to the U.S. and Canadian markets through an exclusivity and manufacturing agreement. Daniel now serves as an advisor to Wyse Earth, while Supramedex produces the company's core product line. This partnership marked the beginning of Wyse Earth's focus on developing approachable wellness products rooted in quality ingredients and designed to fit seamlessly into everyday routines.

The Offering

Wyse Earth Solutions, Inc. is offering investment in Crowd Notes. A Crowd Note is not a debt instrument; it is a security in which an investor makes a cash investment in our company that can convert to equity at a later date and only in connection with a specific event. The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

$500	$25,000	$500,000	December 8, 2025
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$1.00	$25,500	$510,000	None
(Price per Security)	(Principal of Crowd Notes Outstanding if Target Offering Amount Reached)	(Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.

RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

Risks Related to Our Business & Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our ability to address the risks encountered by development stage companies and to implement our business development strategy. We may not be successful in implementing our business development strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The Company has broad discretion in the use of the proceeds from this Offering.
The Company intends to use the proceeds from this offering for the purposes set forth under the section captioned "Use of Proceeds" below. However, our management has broad discretion over how these proceeds are to be used based on unforeseen technical, commercial, or regulatory issues and could spend the proceeds in ways with which you may not agree. Management may exercise poor discretion with respect to how the proceeds are used. The proceeds may not be invested effectively or in a manner that yields a favorable or any return. Any of these could result in financial losses that could have a material adverse effect on our business, financial condition, and results of operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware Corporation on August 29, 2024. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our marketing and business development, team and operations, inventory and supply chain, product development and R&D, and e-commerce infrastructure expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

There can be no assurance that the company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from this Offering and additional financings to finance its operations. No assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

We may be unable to execute our business plan.
While we are currently in the process of implementing our business plan, we have generated limited revenue to date. We face many challenges in marketing and distributing our product, including: (i) building product awareness and demand through effective marketing, (ii) sustaining demand through quality product, and (iii) entering into relationships to build our brand and effectively distribute our product. We cannot assure you that the market will accept our product and may prefer existing products or products yet to reach the market produced by our competitors. If we are unable to successfully market and distribute our product, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

If we successfully execute our business plan, or exceed our projections, we may be unable to manage or sustain growth.
The Company has not demonstrated any commercial success or proof of concept. However, if demand for our products grows rapidly, we will require additional resources. The availability of qualified personnel, ingredients, equipment, and other resources may affect our growth. In addition, rapid growth could result in new and increased responsibilities for our personnel and could strain our management, operating systems, and other resources. Our failure to effectively manage expansion, if any, could have a material adverse effect on our business, operating results, and financial condition.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Juraj Kocar, Founder and Chief Executive Officer. The Company does not have an employment agreement with Juraj Kocar, and there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Juraj Kocar, or any member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our readers, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Juraj Kocar in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Juraj Kocar dies or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 100% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "RELATED PARTY TRANSACTIONS" for further details.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are currently dependent on a single hero product.
Wyse Earth's early success is tied to a single product line: mushroom-infused honey. While the company plans to expand into additional wellness food and beverage products in the future, the business today remains heavily reliant on this initial product. If consumer demand for mushroom-infused honey does not materialize as expected—or if issues arise related to taste, texture, perceived efficacy, or ingredient sourcing—it could materially impact our ability to generate revenue and delay the rollout of future offerings.

We may face challenges in educating consumers about our product's use and benefits.
Our products occupy a niche between conventional food and wellness supplements. Because they are not everyday staples and require some level of consumer education, we may face barriers in communicating how and why to use them, which could slow adoption or reduce repeat purchases.

We may experience inventory discrepancies unless we pay for full audits.
Our fulfillment partner conducts sample-based audits when receiving inventory unless we specifically request and pay for full audits. This creates a risk of unnoticed discrepancies that could result in inaccurate inventory records, fulfillment delays, or dissatisfied customers.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic, or social events. The manufacturing, marketing and distribution of food products

are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products.

We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.
We face potential risks stemming from legal challenges or regulatory actions that may impede our business operations or restrict the scope of our services within specific geographic areas. Such legal hurdles or regulatory constraints could lead to increased operational costs, compliance burdens, or limitations on our ability to offer our full suite of services. These challenges may have adverse effects on our financial performance, growth trajectory, and market expansion efforts. Additionally, restrictions on service provision in certain jurisdictions could curtail our ability to capitalize on market opportunities and broaden our customer base, potentially impacting our revenue streams and market positioning. Investors should consider the potential implications of legal and regulatory challenges on our business operations and financial viability when assessing investment prospects.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

If we cannot continue to develop, acquire, market, and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.
The process of developing and acquiring new products and services and enhancing existing offerings is complex, costly, and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire, or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed, and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers. As a result, our business, financial condition, or results of operations may be adversely affected.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including loan referral practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.
We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business model relies heavily on a concentrated market segment, making us vulnerable to risks associated with limited diversification. This concentration can lead to increased exposure to market fluctuations, competitive pressures, supplier and customer dependencies, regulatory changes, and technological disruptions. Potential investors should carefully consider the implications of our market concentration, as adverse developments in our primary market could significantly impact our revenue, profitability, and overall financial stability.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We may lose market share if we are unable to compete successfully against our current and future competitors. We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards and changes in customer requirements. The markets that we serve may be fragmented, highly competitive, rapidly changing and characterized by intense price competition. Some of our competitors have financial and other resources greater than ours. We cannot assure you that we will continue to compete effectively against existing or new competitors that may enter our markets.

As a food production company, all of our products must be compliant with regulations set by the U.S. Food and Drug Administration (the "FDA").
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products.
The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from a third-party, we rely on their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled, or tainted ingredients or

components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

If our products do not have the effects intended or cause undesirable side effects, our business may suffer.
Although many of the ingredients in our current products are substances for which there is a long history of human consumption, they may also contain innovative ingredients or combinations of ingredients. While we believe that our products and the combinations of ingredients in them are safe when taken as directed, the products could have certain undesirable side effects if not taken as directed or if taken by a consumer who has certain medical conditions such as allergies to product ingredients. Furthermore, there can be no assurance that any of our products, even when used as directed, will have the effects intended or will not have unforeseen harmful side effects. If any of our products or products we develop or commercialize in the future are shown to be harmful or generate negative publicity from perceived harmful effects, our business, financial condition, results of operations, and prospects could be harmed significantly.

Our manufacturing facility is subject to FDA regulations.
Manufacturers of adaptogenic mushroom-infused honey products must comply with FDA regulations which require, among other things, compliance with the FDA's evolving regulations on Current Good Manufacturing Practices ("cGMP(s)"), which are enforced by the FDA through its facilities inspection program. The manufacture of products is subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. We cannot guarantee that our current manufacturing facility will pass FDA inspections and/or similar inspections in foreign countries to produce our products, or that future changes to cGMP manufacturing standards will not also negatively affect the cost or sustainability of our manufacturing facility.

As a food production company, all of our products must be compliant with Food and Drug Administration (the "FDA") regulations.
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

We rely on third-party suppliers for key inputs, including agricultural commodities and packaging materials.
Wyse Earth depends on various third-party suppliers for raw ingredients, packaging materials, and other production inputs. Disruptions in the supply chain—including weather-related crop failures, transportation bottlenecks, rising input costs, or supplier financial instability—could delay our production timelines, increase costs, or reduce the quality of our final product. Our reliance on sustainable or regenerative sources may also further limit available suppliers, increasing procurement risk.

We rely on a single manufacturer under a long-term exclusivity agreement, which limits our flexibility.
All of our products are manufactured exclusively by Supramedex under a 7-year agreement with automatic 2-year renewals. While the agreement grants us exclusive rights to distribute the products in the U.S. and Canada, it also restricts our ability to work with alternative manufacturers or rapidly pivot to new suppliers or formulations. Any disruption in Supramedex's operations—including quality issues, supply chain problems, or regulatory noncompliance—could delay production, hinder fulfillment, and negatively impact revenue. Our dependence on a single long-term partner increases our exposure to execution and continuity risks.

We rely, in part, on our third-party manufacturer to maintain the quality of our products.
The failure or inability of Supramedex to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Supramedex is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Supramedex is also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers may require Supramedex to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, Supramedex may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which Supramedex fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

We rely on a third-party logistics provider and bear full responsibility for inventory risk.
Wyse Earth outsources all warehousing, inventory management, and order fulfillment to OpsEngine, a third-party logistics (3PL) provider. Any operational breakdown, system outage, labor disruption, or performance issue at OpsEngine could delay deliveries or create inventory discrepancies. While OpsEngine handles logistics, Wyse Earth is solely responsible for insuring its inventory while in storage. Because OpsEngine's liability is limited to cases of gross negligence or willful misconduct, any theft, damage, or loss outside those circumstances could result in unrecoverable losses.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

We are exposed to volatility in agricultural commodity prices and availability.
Our products rely on specific agricultural ingredients that are subject to price volatility and supply fluctuations due to climate change, pests, disease, or changes in farming practices. These variables can affect our cost structure and the consistency of our product offerings. Increases in commodity costs or shortages of key ingredients could negatively impact our margins or force reformulation.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The active ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes, and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Consumer preferences in the food and beverage industry are highly dynamic and subject to rapid change.
Our success depends on our ability to anticipate and adapt to changing consumer preferences, including trends around organic, regenerative, plant-based, or functional foods. If we are unable to maintain product-market fit or respond to shifts in consumer demand, our market share and growth prospects could be adversely impacted.

We may face challenges securing and maintaining distribution and retail relationships.
Our ability to grow depends in part on securing and maintaining strong relationships with distributors, retailers, and other sales partners. Competition for shelf space and distributor attention is intense, and larger competitors often have greater resources to secure favorable terms. Loss of a key distribution or retail partner could negatively affect our sales and market presence.

Increases in freight, shipping, and logistics costs could reduce profitability.
Transportation and logistics costs represent a meaningful portion of our expenses. Increases in fuel costs, shipping rates, labor shortages in the logistics sector, or supply chain bottlenecks could increase our operating costs and compress margins if we are unable to offset these increases through pricing adjustments or operational efficiencies.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.
A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct,

geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Intellectual property litigation could be initiated against the Company.
There is always a risk that another party will initiate a lawsuit or other action against the Company for violating that party's intellectual property rights, which may result in unforeseen expenses, potentially resulting in an entire loss of your investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy, you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company, and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the Intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

Affiliates of the Company, including officers, directors, and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C to reflect events or circumstances after the date of this Form C or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

Wyse Earth Solutions Inc. was incorporated in Delaware in 2024 and develops adaptogenic food products that support everyday wellness using natural, functional ingredients. The company's first product line features mushroom-infused honeys that combine raw honey with clinically studied medicinal mushrooms and botanicals. Each blend is formulated to target specific health areas including inflammation, cardiovascular health, detoxification, metabolism, and sustained energy. Wyse Earth currently offers five core SKUs: Longevity, Heartflow, Detox, Power, and Slim. Designed for daily use, these products offer an approachable, food-based alternative to conventional supplements.

The company is headquartered in Austin, TX and currently sells its products through a direct-to-consumer (DTC) model. Production is managed through an exclusivity agreement with Supramedex, a Czech-based manufacturer specializing in functional wellness formulations, while warehousing and fulfillment are handled by OpsEngine, a logistics partner based in California. Wyse Earth's go-to-market strategy centers on online channels, with plans to build awareness and drive sales through influencer campaigns, affiliate marketing, ambassador partnerships, and product subscriptions. The company also intends to expand into wholesale and B2B distribution, targeting health food stores, boutique fitness centers, wellness practitioners, and select retail locations.

To build on its initial traction, Wyse Earth is planning to expand its product portfolio beyond honey. The company is actively developing an adaptogenic peanut butter made with plant-based ingredients and mushroom extracts that's scheduled to launch in Q3 2025. This is expected to be followed by two snack bars in Q4 2025: the Focus Bar, formulated with lion's mane and ginkgo to support cognitive performance, and the Daily Balance Bar, made with almonds, honey, reishi, and ashwagandha. In Q1 2026, Wyse Earth is planning to release a zero-sugar adaptogenic energy drink designed to promote mental clarity and clean energy. Both of these products are planned concepts and have not yet entered development. Each new product is intended to align with the company's emphasis on ingredient quality, functional benefit, and everyday usability.

Wyse Earth operates in a competitive functional foods market that includes brands like Manukora, Sun Potion, Frangiosa Farms, MUD/WTR, and Mushroom Superfood Om. While many competitors offer a range of adaptogenic products, Wyse Earth aims to differentiate itself by emphasizing whole-food formats and a formulation philosophy centered around taste, ingredient transparency, and everyday use.

Products & Services

Product / Service	Development Stage	Description	Market
Longevity	Developed	Adaptogenic mushroom-infused honey, formulated to support daily energy, immune function, inflammation balance, and cognitive health.	Functional Foods
Heartflow	Developed	Cardiovascular-focused adaptogenic mushroom-infused honey, designed to support blood flow, balanced blood pressure, and long-term heart health.	Functional Foods
Detox	Developed	Adaptogenic mushroom-infused honey blend formulated to support the body's natural detoxification processes, immune response, and gut health.	Functional Foods
Power	Developed	Adaptogenic mushroom-infused honey blend designed to enhance energy, stamina, mental clarity, and libido without relying on stimulants.	Functional Foods
Slim	Developed	Adaptogenic mushroom-infused honey blend designed to support	Functional Foods

		metabolism, appetite control, and digestive wellness.	

The statements above have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease or condition.

Intellectual Property

The company has not filed any intellectual property.

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Juraj Kocar	President, CFO, Secretary *August 2024 – Present*	Founder and CEO *August 2024 – Present* Oversees general business and operations. Sets vision and strategy. Develops go-to-market strategy. Leads fundraising efforts.	Wyse Earth, Founder and CEO *August 2024 – Present*	Wyse Earth, Founder and CEO *August 2024 – Present* --- Somavedic Technologies, CEO *March 2019 – October 2024* Oversaw general business and operations. Developed vision and strategy. Guided product and business decisions. --- Attune Health, Co-Founder and CEO *February 2021 – September 2023* Oversaw general business and operations. Developed vision and strategy. Developed go-to-market strategy.

Legal Matters

<u>Covered Persons</u>
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance

The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

In addition, our activities and products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic, or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products.

We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure

"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

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DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.

Results of Operations

Wyse Earth Solutions Inc. was incorporated in 2024 and soft launched its initial product line in October 2024. As of May 2025, the company has generated over $20,500 in total revenue, all of which has come through its direct-to-consumer online store. The company has not yet entered wholesale or retail channels, though it plans to expand into B2B distribution in the future, targeting health food stores, boutique fitness centers, wellness practitioners, and select retail outlets.

From October 2024 through May 2025, Wyse Earth recorded total operating expenses of approximately $75,000. Spending peaked during the launch month and again in April 2025, reflecting targeted marketing and growth efforts. Between January and May 2025, operating expenses totaled approximately $34,900, with sales and marketing representing the largest category at 61% of spend. Additional expenses included travel (18%), general and administrative costs (11%), and software and subscriptions (10%).

Cumulatively, the company reported a net loss of approximately $63,000 over the same period. The largest monthly loss occurred in October 2024 during the launch, followed by smaller but continued losses into early 2025. February was the only month in which the company recorded a positive result, though modest at just over $50. Losses in April and May increased due to elevated operating activity tied to marketing and product growth initiatives. The Company does not anticipate profitability within the next 12 months as it continues to prioritize customer acquisition, product development, and early sales infrastructure.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. As of June 9, 2025, the Company had roughly $700 cash on hand and is currently funding operations through a combination of its revenues and cash infusions by its Founder and CEO, Juraj Kocar. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. Potential sources include additional funds from Juraj, bank loans, and/or additional capital raises.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

THE OFFERING

The Company is offering up to 500,000 of Crowd Notes for up to $500,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 8, 2025 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000 (the "**Maximum Amount**"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received in escrow and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "**Intermediate Close**"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

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THE SECURITIES

We request that you please review the Subscription Agreement and Crowd Note(s), respectively attached hereto as Exhibit C and Exhibit D, in conjunction with the following summary information.

Authorized Capitalization

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

Definitions

Crowd Note. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

Discount: n/a

Interest Rate: n/a

Valuation Cap: $2 million or $3 million

Major Investor. An investor who invests at least $25,000 in this Offering

Qualified Equity Financing. The first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

Conversion Price. The lower of:

(i)   the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii)   the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Conversion Shares. Shares of our preferred stock that are issued in connection with the Qualified Equity Financing.

Shadow Series. A series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i)   shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii)   shadow series shareholders will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction. The:

(i)   closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii)   consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii)   closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv)   initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

Outstanding Principal. The price paid for the Crowd Note plus any unpaid accrued interest.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of

(i)   our company's election to convert your Crowd Note, or

(ii)   a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Shares equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred stock upon conversion of such investor's Crowd Note.

Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2x) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of:

(i)   a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Shares, or

(ii)   the payment of amounts due to the investor pursuant to a Corporate Transaction.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(i)   to the Company,

(ii)   to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act,

(iii)   as part of an IPO, or

(iv)   to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote for the consent of the shareholders of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

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USE OF PROCEEDS

Wyse Earth Solutions, Inc. plans to use proceeds from the Offering for customer acquisition, operational scale-up, and continued product innovation. Funds will support marketing and business development initiatives, including digital advertising, strategic partnerships, and public relations to drive brand awareness and demand. The company also plans to build out its team, hire key personnel, and implement back-office systems to support scaling operations. Additional proceeds will be used for inventory procurement, logistics, and fulfillment readiness, as well as further product development and compliance certification. Remaining funds will go toward enhancing its e-commerce infrastructure and maintaining sufficient financial runway for operational stability.

The percentage allocated to each Company objective may vary depending on proceeds raised, and the information presented is not inclusive of payments to financial and legal service providers incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

	Aggregate Minimum Offering Amount	Aggregate Maximum Offering Amount
Total Proceeds	$ 25,000	$ 500,000
(Intermediary Fees)	$ (1,250)	$ (25,000)
(Escrow Fees)	$ (1,000)	$ (1,750)
Net Proceeds	$ 22,750	$ 473,250

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close.

Target Offering Amount Chart   **Maximum Offering Amount Chart**

   

Marketing & Business Development
Invest in customer acquisition through digital advertising (e.g., social, SEO/SEM), public relations, and trade show participation, while supporting strategic partnerships to drive top-of-funnel growth.

Team & Operations
Hire a Marketing Manager and Operations Coordinator (including salaries and benefits), and build out back-office functions like HR, accounting, and project management systems.

Inventory & Supply Chain
Purchase finished goods, manage inbound logistics and warehousing, and onboard vendor partners to ensure fulfillment and supply chain readiness.

Product Development & R&D
Continue product innovation through prototyping, compliance certification (e.g., ISO, FDA), and third-party testing to ensure efficacy and safety.

E-commerce Infrastructure
Enhance the Shopify store with UX/UI upgrades, A/B testing, CRM and analytics tools, and an optimized checkout experience.

Buffer & Runway
Establish financial cushion to protect against unforeseen costs and maintain operations.

OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (if converted prior to Offering)
Common Stock	10,000,000	10,000,000	1 vote per share	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	100%

Securities Reserved for Issuance upon Exercise or Conversion

There are no additional securities currently reserved for issuance upon exercise or conversion.

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Juraj Kocar. The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Juraj Kocar	Common Stock	10,000,000	100%

Exempt Offerings Conducted Within the Past Three Years

The company has not conducted any exempt offerings within the past three years.

Material Terms of Any Debt

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Juraj Kocar	$73,285	0%	No defined repayment date	Between August and December 2024, Juraj Kocar loaned the company $52,214 to support its initial operations. He contributed an additional $21,071 between January and May 2025.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Juraj Kocar	Founder and CEO	$73,285	Zero interest loan to the Company to support initial operations.

	President, CFO, Secretary		

_____

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Juraj Kocar, certify that:

(1) the accompanying unaudited financial statements of Wyse Earth Solutions, Inc., comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal year(s) ended December 31, 2024, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

(2) the tax return information of Wyse Earth Solutions, Inc. included herein reflects accurately the information reported on the tax return for Wyse Earth Solutions, Inc. filed for the fiscal year(s) ended December 31, 2024.

/s/ Juraj Kocar
(Signature)

Juraj Kocar
(Name)

Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Juraj Kocar
(Signature)

Juraj Kocar
(Name)

Founder and Chief Executive Officer
(Title)

July 10, 2025
(Date)

_____

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck
Exhibit F	Webinar Transcript

EXHIBIT A

Financial Statements

Wyse Earth Solutions Inc.

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Wyse Earth Solutions Inc.

Table of Contents




Independent Accountant's Review Report

April 28, 2025
To: Board of Directors of Wyse Earth Solutions Inc.
Re: 2024 Financial Statement Review– Wyse Earth Solutions Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Wyse Earth Solutions Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024 and the related statements of income, equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Wyse Earth Solutions Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 28, 2025





WYSE EARTH SOLUTIONS INC.
BALANCE SHEET
December 31, 2024
(Unaudited)

ASSETS		2024
Current Assets		
Cash and cash equivalents	$	7,161
Inventories		5,743
Total Current Assets		**12,904**
Total Assets	$	**12,904**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		**-**
Long-Term Liabilities		
Payable to related party		52,214
Total Long-Term Liabilities		**52,214**
Total Liabilities		**52,214**
Stockholders' Equity		
Common Stock, $0.00001 par value; 10,000,000 authorized; 10,000,0000 issued and outstanding		100
Retained Earnings/ (Accumulated deficit)		(39,410)
Total Stockholders' Equity		**(39,310)**
Total Liabilities and Stockholders' Equity	$	**12,904**

The accompanying footnotes are an integral part of these financial statements.

WYSE EARTH SOLUTIONS INC.
INCOME STATEMENT
For the Year Ended December 31, 2024
(Unaudited)

	2024
Revenues	$ 972
Cost of revenues	(39)
Gross Profit	933
Operating Expenses	
Advertising and marketing	36,749
General and administrative	3,497
Research and development	149
Total Operating Expenses	**40,395**
Other Income (Expense)	
Other income	52
Total Other income (expense)	**52**
Net Income (Loss)	$ (39,410)

The accompanying footnotes are an integral part of these financial statements.

WYSE EARTH SOLUTIONS INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2024
(Unaudited)

	Common Stock		Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
	Shares	Value ($ par)		
Balance as of August 29, 2024 (Inception)	-	$ -	$ -	$ -
Issuance of common stocks	10,000,000	100	-	100
Net loss	-	-	(39,410)	(39,410)
Balance as of December 31, 2024	**10,000,000**	**$ 100**	**$ (39,410)**	**$ (39,310)**

The accompanying footnotes are an integral part of these financial statements.

WYSE EARTH SOLUTIONS INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024
(Unaudited)

	2024
Cash Flows from Operating Activities	
Net Income (Loss)	$ (39,410)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating assets and liabilities:	
Inventories	(5,743)
Accounts payable	-
Payable to related party	52,214
Net cash provided by (used in) operating activities	**7,061**
Cash Flows from Financing Activities	
Issuance of Common Stock	100
Net cash used in financing activities	**100**
Net change in cash and cash equivalents	**7,161**
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	**$ 7,161**
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

WYSE EARTH SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Wyse Earth Solutions Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 29, 2024. The Company is a producer of honey infused with adaptogenic mushroom extracts. The Company's headquarters is in Austin, Texas.

In 2024, the Company initiated a soft launch of its products generating limited revenue. It is anticipated that the Company will incur losses before generating positive retained earnings. The Company intends to raise capital through crowdfunding campaign to support its initial launch and growth in the market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024, cash and cash equivalents amounted to $7,161.

Receivables and Credit Policy

As of December 31, 2024, the Company did not have any accounts receivable.

WYSE EARTH SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in, first out method. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company has inventories amounting to $5,743 as of December 31, 2024.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2024.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. Total sales net of discounts and refunds for the year ended December 31, 2024 totaled $972.

Organizational Costs

WYSE EARTH SOLUTIONS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. As of December 31, 2024, advertising and marketing expenses incurred amounted to $36,749.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The founder has funded the Company's initial operating expenses to support the initial operations. The founder has indicated that no reimbursement is expected in the next financial year and the outstanding related party liability does not have any specified interest rate or maturity date. As of December 31, 2024, long-term related party payables amounted to $52,214.

Technology Assignment Agreement

A Technology Assignment Agreement was entered into by the Company and the founder as the Assignor on August 29, 2024. In consideration of the Company's agreement to issue Company stock to the Assignor, the Assignor irrevocably assigns, sells, transfers and conveys to the Company all right, title and interest to the Assignor's technology such as discoveries, inventions, business plans, etc.

NOTE 4 – EQUITY

The Company is authorized to issue 10,000,000 shares of Common Stock at $0.00001 par value. As of December 31, 2024, all 10,000,000 shares were issued and outstanding.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 28, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary



WYSE EARTH

Company: Wyse Earth

Market: Functional Foods

Product: Adaptogenic Mushroom-Infused Honey

Company Highlights

- From January to May 2025, the company generated over $19,500 in revenue from selling its adaptogenic mushroom-infused honey, with a gross profit margin of more than 60%
- Since December 2024, Wyse Earth has sold more than 170 orders through its online store and is in active early-stage discussions with several retail locations
- In October 2024, Wyse Earth secured exclusive rights and IP ownership for its products in the U.S. and Canada through a long-term partnership, helping ensure supply chain control and brand protection
- Wyse Earth partnered with OpsEngine in September 2024 for third-party warehousing and fulfillment services, including inventory management, shipping, and real-time tracking through ShipHero

WHY IT'S INTERESTING

Adaptogenic mushrooms like reishi, lion's mane, and cordyceps are functional fungi believed to help the body adapt to stress and support overall balance. As interest in natural wellness grows, these mushrooms are becoming a key pillar of the functional health category, especially among consumers seeking alternatives for managing stress, inflammation, and fatigue.[i] In the U.S., interest in functional products continues to grow, particularly among younger consumers. According to a 2024 survey, 27% of American adults reported using mushroom-based supplements, while nearly 40% said they consumed foods and beverages enhanced with mushrooms. This rising interest coincides with broader lifestyle trends, including reduced alcohol use among Gen Z and a growing preference for clean-label, plant-based wellness products.[ii] The broader functional category has also seen notable traction, such as PepsiCo's March 2025 announcement to acquire prebiotic soda brand Poppi for $1.95 billion.[iii]

Wyse Earth is aiming to meet this demand with a growing line of adaptogenic mushroom-infused honey products, each designed to support areas like inflammation, cardiovascular health, digestion, and cognitive performance. Leading the company is founder and Chief Executive Officer (CEO) Juraj Kocar, whose journey into wellness began in 2012 after facing serious health challenges. His discovery of the connection between nutrition and well-being inspired a mission to help others take control of their health through food. Since then, he has founded three health-focused companies, including one that generated over $21 million in cumulative revenue. As of May 2025, Wyse Earth offers five honey blends and is developing new products, including adaptogenic nut butters, snack bars, and beverages. Between January and May 2025, the company generated more than $19,500 in revenue with gross profit margins above 60%.

Pitch Deck/Webinar



Wyse Earth produces adaptogenic mushroom-infused honey products aimed at supporting daily wellness through natural ingredients. The concept for Wyse Earth took shape through a partnership between Juraj Kocar and Daniel Fiala, founder of Supramedex, a Czech manufacturer specializing in herbal extracts and functional formulations. After losing his sister to cancer in 2022, Daniel developed a line of mushroom-infused honeys that combined traditional practices with modern applications. Recognizing the potential of these formulations, Juraj partnered with Daniel to bring them to the U.S. and Canadian markets through an exclusivity and manufacturing agreement. Key highlights from the company include:

- **Strategic Partnerships:** In 2024, Wyse Earth partnered with OpsEngine for third-party fulfillment and signed an exclusivity deal with Supramedex to produce its adaptogenic honey products, securing full IP ownership and exclusive rights in the U.S. and Canada
- **Positive Customer Feedback:** One of Wyse Earth's bestsellers, Longevity, has received 24 five-star reviews to date, with 100% of reviewers saying they would recommend the product[iv]
- **Initial Product Traction:** Wyse Earth has sold more than 170 orders through its online store since December 2024 and is in active early-stage discussions with several retail locations
- **Product Expansion Planned:** Wyse Earth plans to launch new snackable adaptogenic products starting in Q3 2025, including a functional peanut butter, two adaptogenic bars in Q4 2025, and a zero-sugar energy drink in Q1 2026

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits.

$500–$999: "Adaptogen Insider"

- Wyse Earth Wellness Starter Kit (3 jars)
- Exclusive investor update series (email or video format)
  "Investor Pack" digital wallpaper + merch

$1,000–$2,499: "Inner Circle"

- All above
- Lifetime 15% discount
- Quarterly "Founder Update" video call invite
- Name on limited-edition batch insert ("Powered by our Inner Circle")

$2,500–$4,999: "Founding Wellness Partner"

- All above
- 12-month subscription box (quarterly curated Wyse Earth product drops)
- Limited edition "Founding Partner" gift box
- 1 invite to in-person or virtual wellness Q&A with founder or adaptogen expert



$5,000–$9,999: "Vision Builder"

- All above
- 1-on-1 call with founder
- First right to invest in next round
- Option to vote on future product flavor/formula
- Name on "Founders of the Movement" webpage section

$10,000+: "Legacy Circle"

- All above
- Invite to private strategy or retreat weekend (in-person or online)
- Custom batch labeled with their name or quote
- Lifetime VIP access to new blends + R&D tasting
- Lifetime 20% discount
- Limited NFT/digital asset (if applicable) as proof of early backer

Investors that purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $2 million valuation cap instead of a $3 million valuation cap. That means, in connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $2 million valuation cap (instead of a $3 million valuation cap).

COMPANY SUMMARY

Opportunity

Chronic inflammation is a persistent and underrecognized public health issue in the U.S., contributing to a wide range of diseases including heart disease, diabetes, cancer, arthritis, and depression. Nearly 35% of U.S. adults suffer from chronic low-grade inflammation, which often goes undiagnosed but can lead to long-term health complications if left unmanaged.[v] In parallel, the CDC reports that 24.3% of adults experienced chronic pain in 2023, with 8.5% experiencing high-impact chronic pain that frequently interferes with daily life and work activities.[vi] These chronic conditions come at a massive cost, accounting for approximately 90% of the nation's $4.5 trillion in annual healthcare expenditures.[vii] At the same time, nearly 60% of U.S. adults report interest in food-based or natural solutions for managing inflammation and stress, signaling a broader shift away from pharmaceutical and synthetic approaches.[viii]

Founded in 2024, Wyse Earth is addressing this need by offering a line of adaptogenic mushroom-infused honeys that combine the anti-inflammatory and antioxidant properties of raw honey with clinically studied functional mushrooms such as reishi, lion's mane, cordyceps, chaga, and maitake. Each blend is designed for specific wellness functions—ranging from immune support and cognitive clarity to heart health and detoxification—allowing consumers to tailor usage to individual needs. Scientific studies have shown that compounds found in these mushrooms, such as beta-glucans and triterpenoids, may help modulate immune response, lower oxidative stress, and reduce pro-inflammatory markers.[ix] [x] By integrating these ingredients into a familiar, palatable format like honey, Wyse Earth offers a low-friction, food-based option for consumers seeking natural support for



inflammation and immune regulation—aligned with broader demand for clean-label, plant-based functional foods.

Product

Wyse Earth offers a line of adaptogenic mushroom-infused honeys designed to support everyday wellness through natural, functional ingredients. Each product combines raw honey with a blend of medicinal mushrooms and botanicals, creating flavorful super-blends that target specific health goals. The core collection includes five primary offerings: Longevity, Heartflow, Detox, Power, and Slim—each formulated to address areas such as inflammation, cardiovascular function, detoxification, and sustained energy. These honeys are crafted for daily use, providing a convenient and palatable way to incorporate adaptogens into modern routines.

Longevity



Longevity is Wyse Earth's flagship adaptogenic mushroom-infused honey, formulated to support daily energy, immune function, inflammation balance, and cognitive health. Each serving blends raw honey with seven adaptogenic mushroom extracts, offering a natural and functional way to promote overall well-being. The formula is intended for daily use, with one jar containing 100 servings—enough for three months at one spoonful per day. It can be taken directly or stirred into drinks, provided the temperature is below 104°F to preserve potency.

Key benefits and ingredients include:

- **Immune Support:** Reishi and chaga deliver beta-glucans and antioxidants that help fortify the body's natural defenses
- **Inflammation and Recovery:** Maitake and reishi promote a balanced inflammatory response and support post-stress recovery
- **Natural Energy:** Cordyceps supports vitality and endurance by enhancing oxygen utilization
- **Cognitive and Stress Support:** Lion's mane promotes mental clarity, nerve health, and reduced anxiety
- **Antioxidant Protection:** Polyphenols and vitamins help combat oxidative stress and support cellular health

Heartflow



Heartflow is Wyse Earth's cardiovascular-focused adaptogenic mushroom-infused honey, designed to support blood flow, balanced blood pressure, and long-term heart health. Each serving blends raw honey with hawthorn and eight adaptogenic mushroom extracts to deliver sustained energy, immune support, and circulatory benefits. With 100 servings per jar, the formula is intended for daily use, either taken by spoon or added to drinks below 104°F.

Key benefits and ingredients include:



- **Cardiovascular Function:** Hawthorn and reishi help maintain healthy circulation, promote oxygen delivery, and protect the heart from oxidative stress
- **Balanced Blood Pressure:** Hawthorn, cordyceps, and maitake contribute to vascular health and support normal blood pressure levels
- **Cholesterol Support:** The formula helps support the body's natural cholesterol balance for long-term heart wellness
- **Immune Defense:** Reishi and chaga enhance immune function by supporting a balanced response to daily stressors
- **Relaxation and Vitality:** Hawthorn and reishi promote calm and restfulness, while oyster mushroom adds nutritional support for sustained energy

Detox



Detox is Wyse Earth's adaptogenic mushroom-infused honey blend formulated to support the body's natural detoxification processes, immune response, and gut health. Powered by Sweet Wormwood—a plant traditionally used in Chinese medicine for its anti-parasitic and antiviral properties—the formula combines raw honey with four potent herbal extracts to help eliminate toxins, promote digestive balance, and enhance overall wellness. Each jar contains 30 servings, with a recommended daily dose of one spoonful, taken directly or mixed into tea, coffee, or smoothies under 104°F.

Key benefits and ingredients include:

- **Digestive and Gut Health:** Wormwood promotes digestive balance and helps eliminate parasites, while black pepper stimulates digestion and supports enzyme release
- **Anti-Inflammatory Support:** Turmeric helps manage inflammation triggered by toxins and supports liver function for natural detoxification
- **Immune Defense:** Elderberry and wormwood deliver antiviral and antimicrobial properties that help the body resist infections during detox
- **Nutrient Absorption:** Black pepper enhances the bioavailability of other ingredients, especially turmeric, aiding both absorption and detox efficacy

Power



Power is Wyse Earth's adaptogenic mushroom-infused honey blend designed to enhance energy, stamina, mental clarity, and libido without relying on stimulants. Each spoonful combines raw honey with seven adaptogenic mushroom extracts and Panax ginseng, working synergistically to support the body's natural vitality and performance. With 100 servings per jar, the formula is intended for daily use and can be taken directly or stirred into warm (not hot) beverages to maintain potency.

Key benefits and ingredients include:



- **Sustained Energy & Endurance:** Cordyceps and ginseng promote steady, crash-free energy by supporting oxygen use and ATP production
- **Mental Clarity & Focus:** Ginseng enhances cognitive function and reaction time under stress, supporting focus and mental endurance
- **Healthy Libido & Hormonal Balance:** Cordyceps and reishi work to support circulation, hormonal health, and a balanced libido
- **Immune Support:** Reishi and chaga help strengthen the immune system against daily stressors
- **Adaptogenic Synergy:** The blend includes lion's mane, maitake, shiitake, and agaricus blazei for comprehensive support across energy, immunity, and resilience

Slim

 Slim is Wyse Earth's adaptogenic mushroom-infused honey blend designed to support metabolism, appetite control, and digestive wellness. Made with raw honey and a targeted mix of green tea, white bean, and Garcinia cambogia extracts, Slim helps curb cravings, promote energy, and support balanced carbohydrate processing. Each jar contains 30 servings—enough for two weeks of daily use—and the blend is 100% natural, crafted to fit easily into daily routines.

Key benefits and ingredients include:

- **Metabolism & Energy Support:** Green tea extract aids thermogenesis and supports steady energy levels
- **Appetite & Craving Management:** Garcinia cambogia promotes satiety and helps maintain balanced blood sugar
- **Carbohydrate Balance & Digestion:** White bean extract supports digestive comfort and efficient carb processing

The statements above have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease or condition.

Use of Proceeds

If Wyse Earth raises the minimum ($22,750) or the maximum ($473,250) offering amount net of fees, it intends to use the proceeds as follows:*

[Continued on next page]







Percentages are rounded to the nearest whole number

- **Marketing & Business Development:** Invest in customer acquisition through digital advertising (e.g., social, SEO/SEM), public relations, and trade show participation, while supporting strategic partnerships to drive top-of-funnel growth
- **Team & Operations:** Hire a Marketing Manager and Operations Coordinator (including salaries and benefits), and build out back-office functions like HR, accounting, and project management systems
- **Inventory & Supply Chain:** Purchase finished goods, manage inbound logistics and warehousing, and onboard vendor partners to ensure fulfillment and supply chain readiness
- **Product Development & R&D:** Continue product innovation through prototyping, compliance certification (e.g., ISO, FDA), and third-party testing to ensure efficacy and safety
- **E-commerce Infrastructure:** Enhance the Shopify store with UX/UI upgrades, A/B testing, CRM and analytics tools, and an optimized checkout experience
- **Buffer & Runway:** Establish financial cushion to protect against unforeseen costs and maintain operations.

Product Roadmap

Wyse Earth plans to expand its adaptogenic offerings beyond honey-based products, with new formats expected to launch beginning in Q3 2025. These upcoming items are designed to provide functional benefits in more accessible, snackable forms while staying aligned with the brand's emphasis on plant-based ingredients and natural wellness support.

- **Q3 2025 – Adaptogenic Peanut Butter (currently in development)**
  - Creamy, plant-based peanut butter infused with functional mushrooms, designed to deliver adaptogenic support in a familiar pantry staple
- **Q4 2025 – Adaptogenic Bars (planned concept – not yet in development)**
  - Focus Bar: Developed with lion's mane and ginkgo to support cognitive function and mental clarity.
  - Daily Balance Bar: Combines almonds, honey, reishi, and ashwagandha for everyday adaptogenic support in a bar format.
- **Q1 2026 – Adaptogenic Energy Drink (planned concept – not yet in development)**
  - Zero-sugar functional beverage developed to enhance brain power and deliver clean energy, using adaptogenic ingredients in a ready-to-drink format











ADAPTOGENIC
WYSE
PEANUT BUTTER
CREAMY

WYSE EARTH
FOCUS
ADAPTOGENIC BAR
Sharpen mental clarity and support cognitive function
with Lion's Mane & Ginkgo.
ORGANIC INGREDIENTS
LION'S MANE · GINKGO
NO REFINED SUGAR
12g PROTEIN

WYSE EARTH
ADAPTOGENIC
BAR
Almonds, Honey,
Reishi & Ashwagandha
PLANT-BASED
40g

0 SUGAR
BRAIN POWER
ENERGY
WYSE
ADAPTOGENIC
ENERGY DRINK
12 FL OZ (355mL)

Business Model

Wyse Earth currently sells its products through a direct-to-consumer (DTC) model, supported by a premium pricing strategy that reflects the potency and functional value of its formulations. Core blends like Longevity, Heartflow, and Detox are priced at approximately $109 per jar. The company aims to build awareness and reach through influencer marketing, affiliate programs, ambassador partnerships, and product subscriptions. In the future, Wyse Earth also plans to expand into B2B channels, including local health food stores, high-end gyms, wellness practitioners, and select retail locations.

USER TRACTION

From December 2024 through May 2025, Wyse Earth fulfilled 170+ orders through its online store. Furthermore, the company is early-stage discussions with several retailers as it explores expansion into wholesale channels.

[Continued on next page]





Partnerships



In September 2024, Wyse Earth entered into a third-party warehousing and fulfillment agreement with OpsEngine to manage its inventory, logistics, and order fulfillment needs. Through this partnership, OpsEngine provides comprehensive 3PL services including warehousing, shipping, inventory management, returns processing, and compliance support from its facility in Valencia, California. The agreement also gives Wyse Earth access to ShipHero, a cloud-based warehouse management system that allows real-time tracking of inventory, orders, and shipping data.



In October 2024, Wyse Earth entered into an exclusivity and reseller agreement with Supramedex, a Czech-based manufacturer wholly owned by Wyse Earth advisor Daniel Fiala, to produce its adaptogenic mushroom-infused honey and future wellness products. The agreement gives Wyse Earth exclusive rights to sell and distribute Supramedex-manufactured goods in the U.S. and Canada, while restricting Supramedex from supplying similar products to any other parties in those markets. As part of the arrangement, Wyse Earth maintains full ownership of all intellectual property related to its formulations, branding, and product development. This agreement formalizes Supramedex, which produces all Wyse Earth products, as the company's long-term manufacturing partner and ensures a dedicated supply chain for its growing product portfolio.

Reviews and Testimonials

Wyse Earth has received positive initial results on its products. For example, one of its bestsellers, Longevity, has earned 24 five-star reviews to date, with 100% of customers saying they would recommend it. Below are some of its recent product reviews.[xi]

[Continued on next page]





BC
Bryna C.
Verified Buyer
I recommend this product
1 month ago
This Has Replaced My Multi Vitamin
I have been taking a teaspoon of the Wyze EARTH longevity every morning in my warm water and lemon for the last 4 weeks and feel fantastic. I can't explain it, it's just a feeling I'm having. I know this is taking care of me in every way. From the inside out! Thank you for coming into my life WYSE EARTH!
Was this helpful? 0 0
WYSE
EARTH
BV
Bara V.
Verified Buyer
I recommend this product
1 month ago
The Best Mushroom Supplement There Is!!!!!
I was absolutely blown away and will be life long customer! My brother purchased it for my parents and they took it for a year and skipped all seasonal colds and flu! They have not been sick with anything ONCE that year (they are 70 & 75yo). When I received my bottle - me and the kids (47, 9 & 11yo) got on it right away - one tsp in
Read More
Was this helpful? 0 0
GH
Grisel H.
Verified Buyer
I recommend this product
1 month ago
Excelente Product
This product has been incredible for me before I suffered from a lot of abdominal inflammation constipation and since I started using it I have felt super well less inflamed with good digestion and my constipation disappeared thanks to this Detox I love to take it with my green juices.
Was this helpful? 0 0

HISTORICAL FINANCIALS

Revenue

Wyse Earth soft launched its products in October 2024 and, as of May 2025, has generated over $20,500 in total revenue. Sales to date have come exclusively through its online store, though the company plans to expand into B2B channels in the future, targeting local health food stores, premium gyms, wellness practitioners, and select retail locations.



Net Revenues by Month
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25



Operating Expenses (OpEx)

From October 2024 through May 2025, Wyse Earth recorded total operating expenses of approximately $75,000. Spending peaked during the company's launch in October and again in April 2025, reflecting key marketing and growth-related initiatives. Between January and May 2025, operating expenses totaled roughly $34,900, with 61% allocated to sales and marketing, followed by travel (18%), general and administrative (11%), and software and subscriptions (10%).





Net Income (Loss)

Between October 2024 and May 2025, Wyse Earth reported a cumulative net loss of approximately $63,000. The company's largest monthly loss occurred in October during its launch period, followed by continued but smaller losses through early 2025. February was the only month with a positive result, though modest at just over $50. Losses in April and May reflected increased operating activity and marketing spend tied to product development and early sales efforts.





Functional Foods

According to Fortune Business Insights, the global functional foods market was valued at $364.18 billion in 2024 and is projected to reach $793.60 billion by 2032, growing at a compound annual growth rate (CAGR) of 10.33% from 2025 – 2032. Growth is being driven by rising health awareness, a shift toward preventive healthcare, and increased consumption of fortified foods in both developed and emerging markets.[xii] In the U.S., the functional foods market reached $72.37 billion in 2023 and is expected to grow to $131.45 billion by 2030, making it both the fastest growing and largest contributor to the North American market. In 2023, the U.S. accounted for 22.0% of global functional food revenues and is projected to lead the world in functional food sales by 2030.[xiii] As functional foods become more mainstream, several U.S. trends are shaping the direction of innovation and consumer demand:[xiv]

- **Active Living:** 57% of global consumers seek foods that boost physical energy, with U.S. energy-related product sales reaching $23.8B in 2024
- **Metabolic Monitoring:** One in five U.S. consumers seek foods that support metabolism, blood sugar, or inflammation, with growing interest in ingredients like turmeric and collagen
- **Feeling Good:** Nearly half of U.S. adults report frequent stress, fueling 62% growth in mood-support drinks and demand for ingredients like ashwagandha
- **Natural Goodness:** 64% of Americans prefer foods without artificial ingredients, and 37% regularly eat organic, reflecting a broader clean-label shift
- **Supplemental Leanings:** U.S. mushroom-based supplement sales grew 14.6% to $454M in 2024, with rising interest in turmeric, beetroot, and probiotics

Adaptogenic Mushrooms

According to GII Research, the global adaptogenic mushrooms market was valued at $13.95 billion in 2024 and is projected to reach $25.24 billion by 2030, growing at a CAGR of 10.35%. Increased consumer interest in natural solutions for stress relief, immune support, and cognitive performance is helping fuel demand across the category. Momentum is also being supported by a growing demand for plant-based wellness products and functional ingredients that align with broader food-as-medicine and clean-label trends. As functional mushrooms like lion's mane, reishi, and cordyceps move beyond supplements and into mainstream food and beverage formats, brands are expanding their offerings to include more convenient, familiar product types such as ready-to-drink beverages, snack bars, and powders.[xv]

One area drawing increased attention is the combination of mushrooms and honey, which has sparked innovation across multiple product categories. According to the National Honey Board, super mushroom food and beverage products generated $642 million in sales in 2023, representing 19.5% year-over-year growth. Combining honey with mushrooms offers functional benefits—like immune and metabolic support—in formats that are naturally sweet, clean-label, and widely appealing. This pairing has led to a wave of new products including mushroom-infused energy bars, dressings, beverages, and gummies, aligning with broader demand for globally inspired and





plant-forward wellness foods. As both ingredients are well-established in global cuisine and wellness traditions, their intersection is contributing to broader consumer engagement with adaptogenic mushrooms.[xvi]

Venture Financing

Wyse Earth operates within the broader food products industry, which recorded $4.36 billion in venture funding across 1,472 deals in 2024. Although overall funding has trended downward since 2021, the industry has shown resilience—culminating in a new all-time high median post-money valuation of $12.18 million in 2024, a 13% year-over-year increase from the previous high of $10.79 million in 2023. Additional highlights from the food products industry include:

- Median deal size reached $0.97 million in 2024, a new all-time high for the industry
- Total venture funding of $73.28 billion across 19,608 deals from 2014 – 2024



Capital Invested and Deal Count in the Food Products Industry, 2014 – 2024

Source: PitchBook Data, Inc. as of April 16, 2025



COMPETITORS

Manukora: Founded in New Zealand, Manukora is a wellness company that specializes in producing high-potency Mānuka honey infused with bioactive compounds. The company sources its honey from remote regions of New Zealand's North Island and emphasizes regenerative beekeeping practices to maintain hive health and preserve native biodiversity. Manukora's product line includes Mānuka honey with varying levels of methylglyoxal (MGO)—a key antibacterial compound—ranging from MGO 200+ to MGO 1000+. Each jar is traceable back to the hive through a unique QR code that provides information on origin, purity, and independent testing results. In addition to its core honey products, Manukora also promotes the natural synergy of Mānuka honey's bioactive properties, positioning it as a daily wellness ritual rather than a conventional sweetener.

[Continued on next page]





Sun Potion: Founded in 2011 and based in Santa Barbara, California, Sun Potion is a wellness company focused on organic and wildcrafted tonic herbs, superfoods, and medicinal plants. Its product lineup includes single-ingredient powders such as Ashwagandha and Reishi Mushroom, as well as blended formulations like YIN POWER, designed to support feminine health, and Anandamide, an adaptogenic blend aimed at boosting mood and cognitive function. The company also offers Bio-Active Marri Honey, a raw, wildcrafted honey sourced from Western Australia with a 40+ Active Honey Factor, indicating high levels of bioavailable active oxygen. This honey is valued for its antioxidant and antimicrobial properties and can be consumed or used topically. Sun Potion emphasizes purity and traceability, sourcing only from suppliers that meet strict quality standards. Its broader mission is to make these transformational foods accessible as tools for achieving radiant health.



Frangiosa Farms: Founded in 2008, Frangiosa Farms is a veteran-owned, Colorado-based company specializing in raw, Rocky Mountain honey infused with organic adaptogenic and herbal ingredients. The company's Bee Shepherd Honeys are crafted using sustainable beekeeping practices, such as spraying hives with essential oils instead of chemicals, to promote healthy bee colonies and preserve the local ecosystem. Frangiosa Farms offers a variety of infused honeys featuring ingredients like lion's mane and reishi mushrooms, black elderberry, and golden turmeric, each selected for their wellness-supporting properties. The company emphasizes the use of all-natural, USDA organic components, ensuring products are free from synthetic additives. Additionally, Frangiosa Farms supports the Veterans to Farmers program, donating a portion of proceeds to assist veterans in transitioning to careers in agriculture.

MUD \ WTR

MUD/WTR: Founded in 2018, MUD\WTR is a Venice, California-based company offering coffee alternatives made from organic ingredients and mushroom blends. Its flagship product, :rise Cacao, combines cacao, masala chai, and mushrooms such as lion's mane, chaga, cordyceps, and reishi, along with turmeric, cinnamon, and Himalayan salt. With just 35 mg of caffeine per serving and the addition of L-theanine, the blend is designed to provide sustained energy without the crash. The company also offers other blends like :rise Matcha, :gold Turmeric, and :rest Rooibos, each tailored to different times of day and functional needs. All products are USDA-certified organic, vegan, Whole30-approved, and free from sugar and artificial sweeteners. According to the company, over 1 million cups of MUD\WTR have been served, with customers using the blends to support focus, gut health, cognitive function, and immunity.[xvii]



Mushroom Superfood Om: Founded in 2011, Om Mushroom Superfood is a Vista, California-based company specializing in organic mushroom-based supplements and functional foods. The company was co-founded by Sandra Carter, who holds a PhD in preventative medicine, and Steve Farrar, a mycologist with over 30 years of experience in mushroom cultivation. Om grows ten species of mushrooms—including lion's mane, reishi, turkey tail, and cordyceps—at its indoor facility in Carlsbad, California, which is certified organic and holds a BRCGS AA rating for food safety. Its product lineup includes powders, capsules, protein blends, coffee mixes, and gummies, with offerings such as Master Blend, Lion's Mane Brain Boost capsules, and Immune+ Gummies. These products are designed to support a range of wellness goals, including immune health, cognitive function, stress relief, and energy. All Om products are USDA Certified Organic, Non-GMO Project Verified, and Certified Kosher.





Juraj Kocar, Founder and Chief Executive Officer: Juraj Kocar founded Wyse Earth in October 2024 and has served as CEO since inception. His path in health and wellness began in 2012 after experiencing serious personal health challenges. Through self-education, he uncovered the deep connection between nutrition and well-being—an insight that not only transformed his own life but inspired a long-term mission to help others take control of their health. Since then, he has founded three companies in the wellness space, including Somavedic Technologies, where he served as CEO for nearly five years, and Attune Health, where he has been CEO since April 2023. Across all of his ventures, Juraj focuses on building products with lasting impact, particularly those that target chronic inflammation, energy, and overall well-being. He holds a Master's degree in Computer Science from Tomas Bata University in Zlín.

PAST FINANCING

From August 2024 to December 2024, founder and CEO Juraj Kocar loaned $52,214 to the company to support its initial operations. Additionally, from January 2025 to May 2025 he provided an additional $21,071 to the company. The loan, totaling $73,285, carries no interest rate and has not set repayment date.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $500,000
Valuation Cap: $2 million or $3 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $2 million or $3 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

PRWeb: Wyse Earth Solutions Arrives in the U.S., Bringing its Line of Adaptogenic Mushroom-Infused Honey to Health Conscious Consumers Nationwide
Biohacker Babes: Adaptogenic Mushrooms and Honey for Greater Immune Health | Wyse Earth Blends with Juraj Kocar

[Continued on next page]



Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,



- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

i https://www.healthline.com/nutrition/adaptogenic-mushrooms - types-potential-benefits

ii https://www.newsweek.com/gen-z-move-away-alchol-functional-mushrooms-festivals-coachella-2059162

iii https://www.cnbc.com/2025/03/17/pepsico-buys-prebiotic-soda-brand-poppi-for-more-than-1point6-billion.html

iv https://wyseearth.com/products/longevity

v https://www.health.com/chronic-inflammation-how-to-know-if-you-have-it-8716462

vi https://www.cdc.gov/nchs/products/databriefs/db518.htm

vii https://www.cdc.gov/chronic-disease/data-research/facts-stats/index.html?

viii https://www.ift.org/news-and-publications/food-technology-magazine/issues/2025/april/features/the--top-10-functional-food--trends

ix https://pmc.ncbi.nlm.nih.gov/articles/PMC8623785/

x https://pmc.ncbi.nlm.nih.gov/articles/PMC7826851/

xi https://wyseearth.com/products/longevity

xii https://www.fortunebusinessinsights.com/functional-foods-market-102269

xiii https://www.grandviewresearch.com/horizon/outlook/functional-foods-market/united-states

xiv https://www.ift.org/news-and-publications/food-technology-magazine/issues/2025/april/features/the--top-10-functional-food--trends

xv https://www.giiresearch.com/report/tsci1703324-adaptogenic-mushrooms-market-global-industry-size.html

xvi https://honey.com/blog/honey-mushrooms-creates-new-product-excitement

xvii https://mudwtr.com/

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Wyse Earth Solutions, Inc.
701 Tillery Street #2757, Unit 12
Austin, TX 78702

Ladies and Gentlemen:

The undersigned understands that Wyse Earth Solutions, Inc., a corporation organized under the laws of Delaware (the "**Company**"), is offering up to $500,000 of Crowd Notes (the "**Securities**") in a Regulation CF Offering (the "**Offering**"). This Offering is made pursuant to the Form C dated July 10, 2025 (the "**Form C**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on December 8, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received in escrow from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, North Capital Private Securities Corporation shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by

federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees they will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) **General Rule.** Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company: Wyse Earth Solutions, Inc.
701 Tillery Street #2757, Unit 12
Austin, TX 78702
Attention: Juraj Kocar

If to the Investor: [INVESTOR ADDRESS]

[E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.


SIGNATURE PAGE FOLLOWS


IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] of [MONTH], [YEAR].

INVESTOR (if an individual):

By: _____

Name: _____

INVESTOR (if an entity):

_____
Legal Name of Entity

_____
State/Country of Domicile or Formation

By: _____

Name: _____

Title: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Investor] for [total amount to be paid by Investor].

Wyse Earth Solutions, Inc.

By: _____

Name: _____

Title: _____

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Wyse Earth Solutions, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Wyse Earth Solutions, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2 million.

The "**Offering Deadline**" is December 8, 2025.

1. Definitions.

a) "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing as defined below.

b) "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c) "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer, or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d) "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e) "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f) "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g) "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h) "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i) "**Maximum Raise Amount**" shall mean $500,000 under Regulation CF.

j) "**Outstanding Principal**" shall mean the total of the Purchase Price plus any applicable interest earned.

k) "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l) "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m) "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a) **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

   ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b) **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c) **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d) **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e) **Note Completion.** This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a) **Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b) **Authorization.** Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors, and stockholders necessary for the authorization, execution, and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c) **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d) **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e) **Valid Issuance of Stock.** The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f) **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g) **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration, or investigation pending before any agency, court, or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree, or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a) **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

b) **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c) **Required Information.** The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d) **Reliance on Advice.** The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e) **Federal or State Agencies.** The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f) **Voting and Inspection Rights.** The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

g) **No Public Market.** The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

a) **Security.** This Crowd Note is a general unsecured obligation of the Company.

b) **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c) **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d) **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e) **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f) **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g) **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h) **Transfer of a Crowd Note.** Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i) **Closing Procedures.** Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j) **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. Dispute Resolution.

a) **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. Subscription Procedure. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Wyse Earth Solutions, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Wyse Earth Solutions, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million.

The "**Offering Deadline**" is December 8, 2025.

1. Definitions.

a) "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing as defined below.

b) "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c) "**Corporate Transaction**" shall mean:

   i.   the closing of the sale, transfer, or other disposition of all or substantially all of the Company's assets,
   ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
   iv.   the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d) "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e) "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f) "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g) "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h) "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i) "**Maximum Raise Amount**" shall mean $500,000 under Regulation CF.

j) "**Outstanding Principal**" shall mean the total of the Purchase Price plus any applicable interest earned.

k) "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l) "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m) "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a) **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

   ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b) **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c) **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d) **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e) **Note Completion.** This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a) **Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b) **Authorization.** Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors, and stockholders necessary for the authorization, execution, and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c) **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d) **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e) **Valid Issuance of Stock.** The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f) **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g) **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration, or investigation pending before any agency, court, or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree, or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a) **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

b) **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c) **Required Information.** The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d) **Reliance on Advice.** The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e) **Federal or State Agencies.** The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f) **Voting and Inspection Rights.** The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

g) **No Public Market.** The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

a) **Security.** This Crowd Note is a general unsecured obligation of the Company.

b) **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c) **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d) **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e) **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f) **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g) **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h) **Transfer of a Crowd Note.** Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i) **Closing Procedures.** Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j) **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. Dispute Resolution.

a) **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. Subscription Procedure. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck

WYSE EARTH

Tackling one of America's leading health concerns – chronic inflammation – with delicious adaptogenic honey.[1]



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

WYSE EARTH

A Story of Hope and Determination

Daniel's journey began in 2022 in the Czech Republic, after the tragic loss of his sister to cancer.

He was determined to honour her memory by creating something that could offer hope and healing to others.

Daniel partnered with traditional Chinese medicine (TCM) masters and combined potent extracts from mushrooms with honey, a natural carrier that enhances their absorption and taste. **The result is Wyse Earth.**



Daniel Fiala, Advisor

Juraj's wellness journey began in 2012 when he faced his life-altering health challenges. Through self-education, he uncovered the profound connection between food and well-being—a discovery that not only transformed his life but sparked a passion for empowering others to take control of their health.

Since then, he has started 3 companies in the health and wellness space, including one that generated cumulative revenues of more than $21M. At the heart of Juraj's mission is a deep desire to build projects with impact and meaning.



Juraj Kocar, Founder and CEO

WYSE EARTH

Problem

Chronic inflammation is a major health problem in the U.S.[2]

48%

Cardiovascular Disease

Hypertension, coronary artery disease, heart failure, and stroke.[3]



40%

Obesity

Of U.S. adults are classified as obese with a BMI of 30+.[4]

39%

Cancer

Of U.S. population will be at some point diagnosed with cancer.[5]



38%

Prediabetes

Of U.S. have higher than normal blood sugar levels.[6]



21%

Children Obesity

Of U.S. children and adolescents aged 2-19 years are obese.[7]

WYSE EARTH

Adaptogenic Mushrooms Are Strong

Fighters of Inflammation[8]

  

Many double-blinded placebo-controlled studies show their significant health benefits.[9][10]

They help reduce common PMS symptoms like cramps, bloating, and breast tenderness.[11]

Combined with honey, it can improve the taste and absorption of beneficial compounds.



~12.5x more Antioxidants

compared to red wine

or ~1,100% more compared to blueberries



Stress Relief:

Balances stress hormones, reducing anxiety and improving mental clarity.



Energy and Focus:

Provides steady, natural energy by supporting cellular function and oxygen utilization.

Immune Support:

Stimulates and modulates immune system activity for optimal defense.

Why Now?

Revenue, 2023 (US$M)
$ $72,372

CAGR, 2024 - 2030
8.9%

Forecast, 2030 (US$M)
$131,455

The functional foods market in the U.S. is expected to reach a **projected revenue of $131B by 2030**[12]

Growing awareness about the dangers of chronic inflammation[13] and reliance on synthetic supplements[14]

New Trump cabinet (RFK Jr.) plans to battle chronic inflammation[15] which may increase mainstream awareness

Consumers increasingly prioritizing **natural products**[16]



U.S. functional food market, 2017 - 2030 (US$M)

$131,454.8

$72,372.2

2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

Source: Grand View Research U.S. Functional Foods Market Report, 2023-2030



Core Customers

Resilient Warriors

Our consumer base is predominantly individuals facing health challenges. They are open to exploring functional supplements as complementary support when traditional medical interventions reach their limits.

Health Evangelists

Our consumers actively prioritize a healthier lifestyle. With a stable income and a focus on preventative care, they seek solutions that seamlessly integrate into their daily routines.

WYSE EARTH

Our Premium Product Line:

25:1 Extract ratio

TCM Formulated by TCM Masters

Honey-based delivery system for superior absorption



908g
3-month dosage
$109

908g
3-month dosage
$109

250g
1-month dosage
$109




= **$1.1** per serving
based on a 10% discount, LONGEVITY, HEARTFLOW

= **$3.3** per serving
based on a 10% discount, DETOX

= **60%+** profit margin
on all products

LONGEVITY

Supports immunity and sustained energy with Reishi, Chaga, and Cordyceps.

HEARTFLOW

Formulated to optimize blood flow and to powerfully support cardiovascular function.

DETOX

A high-potency anti-parasitic and antiviral formula powered by Sweet Sagewort extract.



Business Model

Revenue Streams:

DTC
1st stage

- Influencers
- Affiliate partners
- Ambassadors
- Subscriptions

B2B
2nd stage

- Local healthy food stores
- High-end gyms
- Wellness Practitioners
- Retail

Premium pricing reflecting product potency and efficacy.



WYSE EARTH

Current Traction

Revenue Streams:

DTC:

$7,000.00
$6,000.00
$5,000.00
$4,000.00
$3,000.00
$2,000.00
$1,000.00
$-
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25

B2B:

In early-stage discussions with several stores and chains

WYSE EARTH

Funding

Ask

Seeking $500k to **expand marketing and sales and enhance distribution channels.**

Funding Goal

$500,000

- 18 months of runaway
- Crowd Notes
- Aiming to reach profitability in around 18-24 months

Use of Funds:*

50%

Marketing and business development

20%

Team growth and operational scaling.

10%

Supply chain and inventory

10%

R&D and product development

5%

E-commerce infrastructure

5%

Buffer and runway

** Percentages shown above are net of fees associated with this offering*

Marketing & Business Development
Team & Operations
Inventory & Supply Chain
Product Development & R&D
E-commerce Infrastructure
Buffer & Runway



WYSE
EARTH

Key People

CEO

Juraj Kocar, Strategy & Biz Dev

ADVISOR
WYSE
EARTH

Daniel Fiala, Advisor

DESIGN

Ladislav Sulc, Design Lead

SOCIAL MEDIA

Patrycja Szuscikova, SoMe and Affiliate Partnerships

B2B

Lela Vandavier, B2B and Retail







WYSE EARTH

Join our mission in fighting chronic inflammation and **redefining wellness with our tasteful adaptogenic honey.**

JURAJ KOCAR, CEO



Our Premium Product Roadmap (Spin-Offs):

Like with Tesla, we start with premium products, then add the more mainstream ones. **Tapping into established relationships and distribution.**


ADAPTOGENIC
WYSE
PEANUT BUTTER
CREAMY


WYSE EARTH
FOCUS
ADAPTOGENIC BAR
Sharpen mental clarity and support cognitive function with Lion's Mane & Ginkgo.
ORGANIC INGREDIENTS
LION'S MANE · GINKGO
NO REFINED SUGAR
12g PROTEIN


WYSE EARTH
ADAPTOGENIC BAR
Almonds, Honey, Reishi & Ashwagandha
PLANT-BASED
40g


0 SUGAR
BRAIN POWER
ENERGY
WYSE
ADAPTOGENIC ENERGY DRINK
12 FL OZ (355mL)

Q3/25

Q4/25

Q1/26

The adaptogenic peanut butter is currently in development, while the other products are currently conceptual and have not yet entered development.

WYSE EARTH

A Growing Community, A Growing Opportunity







LONGEVITY
Reviewed by Bara V.
★★★★★

The best mushroom supplement there is!!!!!

I was absolutely blown away and will be life long customer! My brother purchased it for my parents and they took it for a year and skipped all seasonal colds and flu! They have not been sick with anything ONCE that year (they are 70 & 75yo). When I received my bottle - me and the kids (47, 9 & 11yo) got on it right away - one tsp in the morning on empty stomach and I am simply blown away. On



WYSE
EARTH

The Ultimate Air Pur
REVIVE

WYSE
EARTH

DETOX
Reviewed by Grisel H.
★★★★★

Excelente product

This product has been incredible for me before I suffered from a lot of abdominal inflammation constipation and since I started using it I have felt super well less inflamed with good digestion and my constipation disappeared thanks to this Detox I love to take it with my green juices.

Sources

1. https://www.health.harvard.edu/blog/why-all-the-buzz-about-inflammation-and-just-how-bad-is-it-202203162705
2. https://www.health.harvard.edu/blog/why-all-the-buzz-about-inflammation-and-just-how-bad-is-it-202203162705
3. https://newsroom.heart.org/news/more-than-half-of-u-s-adults-dont-know-heart-disease-is-leading-cause-of-death-despite-100-year-reign
4. https://www.cdc.gov/nchs/products/databriefs/db508.htm
5. https://seer.cancer.gov/statfacts/html/all.html
6. https://health.clevelandclinic.org/what-to-eat-if-youve-been-diagnosed-with-prediabetes
7. https://www.cdc.gov/mmwr/volumes/73/wr/pdfs/mm7341-H.pdf
8. https://www.pathways.health/blog/the-best-mushrooms-for-chronic-pain/
9. https://pmc.ncbi.nlm.nih.gov/articles/PMC9328747/
10. https://pmc.ncbi.nlm.nih.gov/articles/PMC7826851/
11. https://londonnootropics.com/blogs/news/how-adaptogens-can-help-with-pms-menopause
12. https://www.grandviewresearch.com/horizon/outlook/functional-foods-market/united-states
13. https://www.health.harvard.edu/blog/why-all-the-buzz-about-inflammation-and-just-how-bad-is-it-202203162705
14. https://www.foodnavigator.com/Article/2023/10/06/Synthetic-vs-natural-Start-up-targets-fortification-category-disruption-with-organic-plant-derived-nutrients/
15. https://repprovisions.com/blogs/rep-provisions-blog/5-reasons-robert-f-kennedy-jr-hates-seed-oils
16. https://csnews.com/natural-organic-products-emerge-growing-sales-opportunity

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Webinar Transcript

Wyse Earth Webinar

0:12
Hi everyone, welcome to the presentation of Wyse Earth, what we do and how we want to do it. So our main mission is to tackle the America's leading health concern, which is chronic inflammation, with our delicious adaptogenic honey.

0:38
This is the legal notice. I'll just stay here for a couple of seconds, but then you can pause it and have a have a look at it in more detail.

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So the story began with Daniel in about, in 2022, after tragic loss of his sister to cancer, which was very, very sudden and, and unexpected. No one, no one knew that she had this problem. And suddenly she, she passed away, which had quite a strong influence on, on Daniel's life.

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And later he, he met a guy that was able to, thanks to adaptogenic mushrooms, to basically heal himself. So when he found out about this story, he was determined, you know, to come up with a, with a product and, and honor the memory by, by creating something that could, could offer like hope and healing to, to others as well.

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So he partnered with traditional Chinese medicine masters to craft, craft the blend that would be very potent and helpful and combining it with, with honey, it basically allowed it to improve the taste and absorption. So, and the result is Wyse Earth.

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So I'm Juraj and I'm the CEO and my journey began in approximately 2012 where I was obese, I had high blood pressure with quite young age, I had high, high cholesterol and the doctors just told me, when I visited the doctors and told them what's wrong with me, they told me, "Okay, so here, here are your drugs for your health problems."

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But when I asked them when I will be healed, thanks to the drugs, they told me that no, this is for the rest of your life, which I realized that this is not the way that I want to go. So I had to really completely change my diet and lifestyle and I was able to heal myself, you know, thanks to these lifestyle changes and diet changes. And since then I had this calling, you know, to help other people on their, on their journeys. And this is how I started three health and wellness companies where one of them generated more than $21 million in revenue.

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So this is the problem that, that's basically the one of the top health problems in the U.S. So it's cardiovascular disease, it's obesity, cancer, pre-diabetes and children obesity. So as you can see, you know there are 48% of adult population that struggles with cardiovascular disease, 40% of adults are classified as obese and 39% of U.S. population at some point will be diagnosed with cancer, which is which is really, really alarming. Regarding the pre diabetes, so 38% of people have higher than usual normal, normal blood sugar levels, which is concerning.

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And which is really, really concerning is the, the children obesity rates. It's 21% of U.S. children adolescent aged from 2 to 19 are obese. So how we want to tackle these problems is thanks to the adaptogenic mushrooms, which are really strong fighters of inflammation in the body. Basically all of the health problems that I mentioned on the previous slide, the root source is the chronic inflammation. And adaptogenic mushrooms are really strong fighters.

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So they help to stimulate and modulate our immune system, you know, to, to optimize our defense system basically. They help with the energy and focus. They help with mental clarity and, and, and VO2 like oxygen in, in the blood.

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And they are also known to balance the stress and for stress relief. So they balance the stress hormones, they reduce anxiety, and improve mental clarity. So many double blinded placebo control studies show their significant health benefits. So it's not only the thousands and thousands of years that they are used in traditional Chinese medicine. Western like science confirms their benefits as well.

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So just an example. They have more than 12 times more antioxidant compared to red wine and more than 1,100% more, more antioxidant compared to blueberries, which are known in mainstream ,the red wine and blueberries, for high antioxidant levels. So, so the adaptogenic mushrooms have significantly more of these antioxidants.

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So why now? Because the market is quite big already, the functional food market in the U.S. So last year, the size of it was $72 billion and each year it's growing almost 9% with the prediction that in 20-30 it will be $131 billion.

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There's also a growing awareness about the dangers of chronic inflammation. And one of the, one of the contributors regarding the increased mainstream awareness, among other people is also the, the, the Trump's cabinet, for example, RFK Jr., who speaks about this in public.

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So the market is big, it's growing. And the consumers are also increasingly prioritizing natural products. So, who are our customers? So, we have two groups of customers that are those are resilient warriors and health evangelists.

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So resilient warriors are, you know, people that face health challenges. They are open to exploring functional supplements as complementary support when the traditional medical interventions reach their limits. So they want to try, you know, something different, something to expect.

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And then there are health evangelists who are actively prioritizing a healthier lifestyle. You know, they have a stable, stable income and they focus on preventative care, and they seek solutions that

seamlessly integrate into their daily routines. They drink healthier options of, coffee, tea, you know, sodas with no sugar and, and things like that.

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So this is our premium product line. We have a bit more products, but these three are the best sellers. So we use 25 to 1 extract ratio. That means for the adaptogenic extracts, for the powders, that means to get 1g of adaptogenic mushroom extract, we need 25 grams of the mushroom. So, which is really, really high extract ratio.

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And in each of the products, there are 7 different adaptogenic mushrooms. So, our best seller and the most versatile product is called Longevity, which supports immunity and sustained energy. The price is $109. It is 32 oz jar, so it lasts for three months. So, you take just one spoon a day and that's enough for three months. So, the price per serving is $1.1.

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Then we have Heart Flow, which is, it's designed to optimize blood flow and to support our cardiovascular function.

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Then we have the smaller jar called Detox, which as the name suggests it, it has a high potency anti-parasitic and antiviral formula

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Our business model. So, we have two stages, D2C, direct to consumer, and business to business.

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So as I worked previously with lots of influencers in the health and wellness space, this is the place where we want to start influencers, affiliate partners, and brand ambassadors. The second stage where we are already now is to bring the products into local healthy food stores, high-end gyms and, and to wellness, wellness practitioners. And then of course into retail to, to even scale the volume.

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Our main differentiators is of course one of the things is the premium pricing, but that reflects the high-end ingredients and the potent ingredients that that are inside.

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Current traction. So, we we've done a test run in Q4 last year and since then, we are growing, except May, but we have great feedback on the product.

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We have lots of satisfied customers and currently we are in discussion, in contact with more than 20 stores that are interested in in carrying out product.

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So we are looking to, to raise $500,000, which half of it is, is, you know, aimed at marketing and, and business development, you know, mainly collaborations with affiliate partners, trade shows, exhibitions, you know, so, so product seeding and of course, paid ads on Google and Facebook.

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Then the like 20% from the funds would go to the team, 10% supply chain, 10% R&D, 5% for, for e-commerce like you know, website and Shopify platform, and 5% there's a buffer.

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So I'm the CEO, I'm responsible for the, for the strategy and business development. Then there's Daniel, who is our advisor.

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Then on the team is Ladislav, he's a lead design and I know him for, for more than 10 years and, and he's really amazing. And we've done lots of products, yeah, lots of products together.

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Then on the social media side, there's Patryja who is really experienced. And then we have Lela, based in LA, which is who is a really amazing person and, and knows, you know, knows the, the environment and the B2B at local stores in, in California.

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So I would like everyone to invite, you know, to join our mission in fighting chronic inflammation and redefining the wellness with our tasteful adaptogenic honey. I recommend everyone just to try it because we have whole families loving the jars.

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They just even the, the small children love it and they can't, can't get enough. And you know, on top of that, it's super beneficial.

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Our product road map that we plan to introduce is adaptogenic peanut butter. Then there's adaptogenic bar and next year a better, all of them those are better-for-you products. And the next year we plan to introduce adaptogenic energy drink.

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So here are some photos from some of our customers and from the trade shows and how they, how they like the product.

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So here are the sources that are mentioned in in the slides. This is the of course the risk disclosure that you can pause and read.

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And I would like to, you know, invite everyone to try the honey to, you know, help us on, this journey. And because you know, the U.S. really needs it, especially in this, you know, like tasteful way. And if you have any questions, feel free reach out to me on the platform. Thank you.